Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments, Inc. Reports Third-Quarter Results

OWINGS MILLS, MD. February 16 2010: Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced its earnings for the third quarter ended December 31, 2009.

For the three months ended December 31, 2009, the Company reported net income of $263,490, or $0.11 per basic and diluted share, on net sales of $6,321,490, compared to net income of $292,513, or $0.12 per basic and diluted share, on net sales of $5,595,049 for the same period in 2008.

For the nine months ended December 31, 2009, sales were $20,137,200, versus $20,169,229 for the same period last year. The Company reported net income of $1,799,825, or $0.75 per basic and diluted share for the nine month period ended December 31, 2009, compared to net income of $4,787,207, or $1.93 per basic and diluted share for the 2008 period. Included in the results of the prior-year period was a gain from our discontinued Canadian operation of $3,381,254. Income from continuing operations rose 28.0% to $1,799,825 in the 2009 period from $1,405,953 in the comparable 2008 period, as a result of higher earnings from the Hong Kong Joint Venture. The Company’s book value at December 31, 2009 rose to $10.76 from $9.83 at December 31, 2008.

“The majority of the Company’s new products have been submitted to UL (Underwriters Laboratories) for testing and approval. We anticipate that several of these products will be available starting in the June 2010 quarter. In addition, we would like to congratulate our Joint Venture partners for their excellent quarter,” said CEO Harvey Grossblatt

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended December 31,
	2009	2008
Sales	$6,321,490	$5,595,049
Net income:	263,490	292,513
Net income per share – basic	0.11	0.12
Net income per share – diluted	0.11	0.12
Weighted average number of common shares outstanding:
Basic	2,387,887	2,467,028
Diluted	2,395,201	2,467,028

CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Nine Months Ended December 31,
	2009	2008
Sales	$20,137,200	$20,169,229
Net income from continuing operations	1,799,825	1,405,953
Income per share from continuing operations:
Basic	0.75	0.57
Diluted	0.75	0.57
Gain from discontinued operations	-	3,381,254
Gain per share from discontinued operations:
Basic	-	1.36
Diluted	-	1.36
Net income:	1,799,825	4,787,207
Net income per share – basic	0.75	1.93
Net income per share – diluted	0.75	1.93
Weighted average number of common shares outstanding:
Basic	2,389,360	2,480,330
Diluted	2,395,621	2,480,330

CONSOLIDATED BALANCE SHEETS

	UNAUDITED
	UNAUDITED	AUDITED
	December 31, 2009	March 31, 2009
ASSETS
Cash	$5,087,869	$284,030
Accounts receivable and amount due from factor	4,177,463	5,076,217
Inventory	5,497,833	8,997,231
Prepaid expenses	217,049	255,745
Current assets of discontinued operations	-	202,565
TOTAL CURRENT ASSETS	14,980,214	14,815,788
INVESTMENT IN HONG KONG JOINT VENTURE	12,108,352	10,550,373
PROPERTY, PLANT AND EQUIPMENT – NET	213,349	251,366
OTHER ASSETS AND DEFERRED TAX ASSET	1,930,932	2,160,151
TOTAL ASSETS	$29,232,847	$27,777,678
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$2,844,067	$2,761,438
Accrued liabilities	605,544	752,452
Current liabilities of discontinued operations	-	202,565
TOTAL CURRENT LIABILITIES	3,449,611	3,716,455
LONG TERM OBLIGATION	97,469	95,324
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,387,887 and 2,408,220 at December 31, 2009 and March 31, 2009	23,879	24,083
Additional paid-in capital	13,106,683	13,186,436
Retained earnings	12,555,205	10,755,380
TOTAL SHAREHOLDERS’ EQUITY	25,685,767	23,965,899
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,232,847	$27,777,678